[redacted]

15046707

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
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Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Heartland Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1839 Lake Saint Louis Blvd.
(No. and Street)

Lake Saint Louis	MO	63367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Hoff — 636-695-2807
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler Huber & Helm LLP
(Name – *if individual, state last, first, middle name*)

800 Market Street Suite 500	St. Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David M. Hoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Heartland Capital, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature: David M. Hoff]
Signature

President
Title

[Signature: Jeanne A. Jehle]
Notary Public

JEANNE A. JEHLE
Notary Public - Notary Seal
STATE OF MISSOURI
Commissioned for St. Charles County
My Commission Expires: January 28, 2019
Commission # 15000787

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST HEARTLAND CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PULIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2014

Contents

ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Member
First Heartland Capital, Inc.
Lake St. Louis, Missouri

We have audited the accompanying financial statements of First Heartland Capital, Inc. (a Missouri corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income and comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. First Heartland Capital, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Heartland Capital, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

The Schedule 1, Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 and Schedule 2, Exemption Report has been subjected to audit procedures performed in conjunction with the audit of First Heartland Capital, Inc.'s financial statements. The supplemental information is the responsibility of First Heartland Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

February 25, 2015

First Heartland Capital, Inc.
Statement of Financial Condition
December 31, 2014

Assets

Assets		
Cash and cash equivalents	$	2,043,320
Concessions receivable		387,027
Representative receivable		19,818
Due from related party		50,332
Deposits		126,983
Investments, at fair value		10,517
Property and equipment, net		109,145
Total Assets	$	2,747,142

Liabilities and Stockholders' Equity

Liabilities		
Accrued pension liability	$	96,209
Clearing fees payable		24,326
Commission payable		353,307
Loan guarantee payable		150,000
Payroll liabilities		669
Total Liabilities		624,511
Stockholders' Equity		
Common stock, no par value		
Authorized – 30,000 shares		
Issued and outstanding – 3,000 shares		30,000
Additional paid-in capital		415,000
Retained Earnings		1,691,783
Accumulated other comprehensive loss		(14,152)
Total Stockholders' Equity		2,122,631
Total Liabilities and Stockholders' Equity	$	2,747,142

First Heartland Capital, Inc.
Statement of Income and Comprehensive Income
Year Ended December 31, 2014

Revenues		
Concessions	$	22,303,526
Administrative fees, net		2,124,387
Interest income		20,813
		24,448,726
Expenses		
Clearing fees		455,040
Commissions		18,501,859
Depreciation		27,192
Dues and subscriptions		14,723
Insurance		287,670
Leaders club		214,636
Office Expense		49,224
Professional fees		58,947
Retirement contributions		542,180
Salaries		3,038,265
Taxes and licenses		354,025
Travel and entertainment		271,548
Technology		135,522
		23,950,831
Income from Operations		497,895
Other Income (Expense)		
Interest expense		(5,261)
Representative reimbursements		771, 369
Other loss		(142,067)
Total Other Income (Expense)		624,041
Net Income		1,121,936
Other Comprehensive Income		
Unrealized loss in fair value of pension assets		(6,527)
Comprehensive Income	$	1,115,409

First Heartland Capital, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2014

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
	Shares	Amount				
December 31, 2013	3,000	$ 30,000	$ 415,000	$ (7,625)	$ 1,963,989	$ 2,401,364
Net income	-	-	-	-	1,121,936	1,121,936
Distributions to stockholders	-	-	-	-	(1,394,142)	(1,394,142)
Other comprehensive gain Unrealized loss in fair value of pension assets	-	-	-	(6,527)	-	(6,527)
December 31, 2014	3,000	$ 30,000	$ 415,000	$ (14,152)	$ 1,691,783	$ 2,122,631

First Heartland Capital, Inc.
Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows From Operating Activities		
Net income	$	1,121,936
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		27,192
(Increase) decrease in assets		
Concessions receivable		(19,880)
Representative receivable		(7,196)
Due from officers		82,107
Due from related party		(50,332)
Deposits		3,648
Investments, at fair value		(6)
Increase (decrease) in liabilities		
Accrued pension liability		37,050
Clearing fees payable		2,143
Commissions payable		20,292
Due to related party		(101,701)
Loan guarantee		150,000
Payroll liabilities		602
Net Cash Provided By Operating Activities		1,265,855
Cash Flows From Investing Activities		
Purchases of property and equipment		(54,681)
Net Cash Used in Investing Activities		(54,681)
Cash Flows From Financing Activities		
Distributions to stockholders		(1,394,142)
Net Cash Used in Financing Activities		(1,394,142)
Net Decrease in Cash and Cash Equivalents		(182,968)
Cash and Cash Equivalents, Beginning of Year		2,226,288
Cash and Cash equivalents, End of Year	$	2,043,320
Supplemental Disclosures of Cash Flow Information		
Cash paid for		
Interest	$	5,261

First Heartland Capital, Inc.
Notes to Financial Statements
December 31, 2014

1. **Nature of Operations and Basis of Presentation**

Nature of Operations

First Heartland Capital, Inc. (the "Company"), was incorporated in Missouri on March 23, 1993 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The Company's customer base includes other institutional clients as well as individuals and entities, all of which effect transactions in a wide array of financial instruments.

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires that $100,000 of cash and/or securities be maintained with the broker-dealer. At December 31, 2014, the Company has $100,000 included in deposits relating to this requirement.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standard Board ("FASB"), Accounting Standards Codification (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

2. **Summary of Significant Accounting Policies**

Variable Interest Entities

The Company follows guidance issued by the FASB on the consolidation of variable interest entities. A variable interest entity ("VIE") is a legal entity whose equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk to permit the entity to finance its own activities without additional subordinated financial support from other parties. Guidance issued by the FASB provides the framework for determining whether a VIE should be consolidated based on the power to direct the activities that most significantly impact the VIE's economic performance, the obligation to absorb expected losses of the VIE, or the right to receive the expected residual returns of the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. The primary beneficiary should include VIE's assets and liabilities and results of operations in its consolidated financial statements until a reconsideration event, as defined by FASB, occurs to require deconsolidation of the VIE. At the deconsolidation date, the assets and liabilities of the VIE are removed from the consolidated financial statements and any assets and liabilities of the Company that were eliminated in the consolidation are restored.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair values, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance established a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority.

Carrying amounts of certain financial instruments such as cash and cash equivalents, receivables, and accounts and other payables approximate fair value due to their short maturities or because the terms are similar to market terms.

Cash and Cash Equivalents

The Company considers all temporary cash investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Investments

As of December 31, 2014, the Company classifies all investments as trading securities. Trading securities are carried at fair value with unrealized holding gains and losses included in earnings. Realized gains and losses are included in earnings and are derived using the average cost method for determining the cost of securities sold. Dividend and interest income is recognized when earned.

Concessions Receivable

Concessions receivable are uncollateralized obligations due under normal trade terms generally requiring payment within 30 days of the invoice date.

The Company provides an allowance for doubtful accounts equal to the estimated losses that will be incurred in the collection of concessions receivable, if any. When necessary, this estimate is based on historical experience coupled with a review of the current status of existing receivables. The allowance and associated concessions receivable are reduced when the receivables are determined to be uncollectible. Currently, the Company considers concessions receivable to be fully collectible.

Property and Equipment

Property and equipment is stated at cost. Major additions and improvements are capitalized, while maintenance and repairs are expenses as incurred. When assets are sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Any gain or loss arising from such disposition is included as income or expense in the year of disposition.

Depreciation is computed using the straight line method over the estimated useful lives of the assets, which is estimated to be 5 years.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, receivables, and investments. The Company maintains its cash primarily with three financial institutions. Deposits in non-interest bearing accounts at these banks are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2014, the Company has approximately $1,639,000 of uninsured funds. The Company performs ongoing credit evaluations of its customers and maintains allowances, as needed, for potential credit losses. Although the Company is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at December 31, 2014. The Company maintains its investments and brokerage deposit with one brokerage firm. Securities held at this firm are insured by the SIPC up to $500,000.

Revenue Recognition

Concessions income is recognized as earned with billed but not collected amounts reflected as concessions receivable.

Income Taxes

The stockholders of the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Earnings and losses after the date of election are included in the personal income tax returns of the stockholders. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2014, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognized interest and penalties related to unrecognized tax liabilities in the statement of income and comprehensive income.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2011. As of and for the year ended December 31, 2014, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Subsequent Events

The Company has evaluated subsequent events through February 25, 2015, the date the financial statements were available to be issued. It was concluded that there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

3. Property and Equipment

Property and equipment at December 31, 2014, is as follows:

Computer hardware	$	297,124
Computer software		214,217
Furniture and fixtures		14,961
		526,302
Less accumulated depreciation		417,157
	$	109,145

Depreciation expense for the year ended December 31, 2014 totaled $27,192.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital of $50,000 and requires the ratio of aggregate indebtedness to regulatory net capital shall not exceed 15 to 1. At December 31, 2014, the Company was in compliance with both of the above stated net capital rules.

5. Related Party Transactions and Variable Interest Entities

Leasing Arrangements

The Company leases its offices in Lake St. Louis, Missouri from an affiliated corporation which the owner of the Company also controls. The affiliated corporation leases the offices from a limited liability company in which the sole stockholder of the Company has a 40% interest. Rent expense amounted to $71,174 for the year ended December 31, 2014. This expense is recorded with the administrative fees discussed below.

Variable Interest Entities

The Company has evaluated the above leasing arrangement to determine whether they hold a significant variable interest in a VIE and are the primary beneficiary. The affiliated corporation leases 44% of their portion of the building to the Company. The Company has no exposure to loss as a result of this lease due to the fact that the lease is with an affiliated corporation. The Company has concluded that since it does not have the power to direct the activities of the VIE that most significantly impact its economic performance, the Company is not the primary beneficiary and, accordingly, consolidation of the VIE is not required.

Administrative Fees

The Company receives administrative fees from three affiliated entities, all of which are controlled by the Company's owner, for their share of certain operating expenses. Administrative fees consist of payroll, rent, and other operating expenses and are allocated on a per employee basis. Allocations have been based primarily of actual time spent by Company employees with respect to each entity. The Company believes that such allocation methods are reasonable. Administrative fees totaled $2,124,387 for the year ended December 31, 2014. These fees are netted against administrative fee expense paid to affiliated entities.

6. Retirement Plans

The Company provides retirement benefits to all of its employees under various retirement plans.

Defined Benefit Plan
The Company sponsors a noncontributory, cash balance defined benefit plan for eligible employees who have reached the age of 20.5 and completed one year of service. Benefits are based on years of service from January 1, 2008 to normal retirement, as defined. All participants become 100 percent vested after 3 years of service. Participant "accumulation" accounts are credited annually with pay credits based upon a percentage of eligible compensation, as defined, and interest credits based upon 5 percent of beginning of the year accumulation account balances. The Company's funding policy is to contribute annually at least the minimum amount required under the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Company contributions for the year ending December 31, 2014 are expected to be approximately $333,000. The Company uses a calendar year-end measurement date for this plan.

The following tables set forth further information about the Company's defined benefit pension plan as of and for the year ended December 31, 2014.

Pension plan obligations and funded status:

Benefit obligation at December 31	$	2,400,671
Plan assets at fair value December 31		2,304,462
Funded status	$	(96,209)
Accumulated benefit obligation at December 31	$	2,400,671
Employer contributions		290,830
Participant contributions		-
Benefits paid		(3,998)

Amounts recognized in the statement of financial condition consist of:		
Accrued pension liability	$	96,209
Amounts recognized in accumulated other comprehensive income consist of:		
Unrecognized net loss	$	14,152
Net periodic pension cost for the year ended December 31, 2014 was	$	327,880

The following assumptions were used in accounting for the pension plan:

Weighted average assumptions to determine benefit obligations at December 31, 2014:	
Discount rate	6.51%
Rate of compensation increase	N/A
Weighted average assumptions to determine net pension benefit cost for the year ended December 31, 2014:	
Discount rate	5.00%
Expected return on plan assets	5.00%
Rate of compensation increase	N/A

The expected rate of return on plan assets is determined by those assets' historical long-term investment performance, current asset allocation, and estimates of future long-term returns by asset class.

The Company's overall investment strategy is to achieve a mix of investments for long-term growth and near-term benefit payments with a diversification of asset types. The target allocations for plan assets are approximately 60 percent to equities and 40 percent to fixed income securities, excluding cash equivalents.

The fair values of the Company's plan assets at December 31, 2014, by asset category are as follows:

Asset Category	Total	Quoted Prices In Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 51,460	$ 51,460	$ -	$ -
Mutual funds	1,740,427	1,740,427	-	-
Exchange traded Funds	269,770	269,770	-	-
Annuity contracts	242,805	-	-	242,805

No plan assets are expected to be returned to the Company during 2015.

Benefit payments are expected to be paid as follows:

Year	Expected Benefit Payments
2015	$ 1,012,243
2016	38,624
2017	47,300
2018	-
2019	10,888
2020 – 2024	1,374,899
Total	2,483,954

Defined Contribution Plan

The Company maintains a contributory profit sharing plan under Section 401(k) of the Internal Revenue Code covering substantially all employees who meet certain eligibility requirements. Employer contributions to the plan totaled $207,641 for the year ended December 31, 2014.

7. Contingencies

In the normal course of business the Company is party to litigation and arbitration actions involving their broker activities. In the opinion of management and legal counsel, all such matters are adequately covered by insurance, or if no so covered, are without merit or involve such amounts that unfavorable disposition would not have a material effect on the financial position of the Company.

8. Risk Associated with Financial Instruments

In the normal course of business, the Company's customer and clearing agent activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

The Company does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker, and financial institutions with which it conducts business.

9. Revenue from Contracts with Customers

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers (*ASU 201409), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principal of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods and services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2017, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our financial statements and have not yet determined the method by which we will adopt the standard in 2018.

First Heartland Capital, Inc.
Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
Schedule 1
December 31, 2014

Total Stockholders' Equity	$	2,122,631
Plus Ownership Equity allowable credits for net capital		14,152
Total Stockholders' Equity qualified for net capital		2,136,783
Less non-allowable assets:		
Investments		10,517
Company's portion of aged concessions receivable		21,697
Representative receivable		19,818
Property and equipment, net		109,145
Due from related party		50,332
CRD deposit		6,983
NSCC deposit		20,000
Total non-allowable assets		238,492
Net capital before haircuts on securities positions		1,898,291
Haircuts on securities		-
Net Capital	$	1,898,291
Aggregate Indebtedness		
Items included in statement of financial condition		
Accrued pension liability	$	96,209
Clearing fees payable		24,326
Commissions payable		353,307
Loan guarantee payable		150,000
Payroll liabilities		669
Total aggregate indebtedness	$	624,511
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	41,634
Minimum dollar net capital requirement	$	50,000
Excess net capital	$	1,848,290
Ratio of aggregate indebtedness to net capital		.33 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA FOCUS Report.

First Heartland Capital, Inc.
Exemption Report
Schedule 2
December 31, 2014

First Heartland Capital, Inc. (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 17 C.F.R §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the indentified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

First Heartland Capital, Inc.

I, David M. Hoff, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: David M Hoff
President

02/25/15

ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Member
First Heartland Capital, Inc.
Lake St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Schedule 2 - Exemption Report, in which (1) First Heartland Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Heartland Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:Provision (2)(ii) (the "exemption provision") and (2) First Heartland Capital, Inc. stated that First Heartland Capital, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. First Heartland Capital, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Heartland Capital, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Anders Minkler Huber & Helm LLP

February 25, 2015

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

ANDERS
CPAs + ADVISORS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment

Board of Directors
First Heartland Capital, Inc.
Lake Saint Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by First Heartland Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and the SIPC, solely to assist you and the other specified parties in evaluating First Heartland Capital, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Heartland Capital, Inc.'s management is responsible for First Heartland Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Anders Minkler Huber & Helm LLP

February 25, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

First Heartland Capital, Inc.
1839 Lake St. Louis Blvd.
Lake St. Louis, MO 63367

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Zeonia Christy 636-695-2822

2. A. General Assessment (item 2e from page 2)		$ 11,912
B. Less payment made with SIPC-6 filed (exclude interest) 07/28/2014 Date Paid		(5,707)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		6,205
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 6,205
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 6,205	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Heartland Capital, Inc.
(Name of Corporation, Partnership or other organization)

Jeanne A. Jehle
(Authorized Signature)

Dated the 25 day of February, 20 15.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 25,688,124
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	18,256,200
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	455,040
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	2,506
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Administrative Fee Income (Deductions in excess of $100,000 require documentation)	2,203,980
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 5,522	
Enter the greater of line (i) or (ii)	5,522
Total deductions	20,923,248
2d. SIPC Net Operating Revenues	$ 4,764,876
2e. General Assessment @ .0025	$ 11,912
	(to page 1, line 2.A.)